

NOVEMBER 24, 2021 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES ANNOUNCES RESULTS FROM HOD MADEN FEASIBILITY STUDY, REAFFIRMS STRONG PROJECT ECONOMICS WITH $1.05 BILLION POST-TAX NPV$_{5\%}$

DESIGNATED NEWS RELEASE

Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) is pleased to provide a summary of the results from the Hod Maden Feasibility Study ("FS"). All figures are in U.S. dollars and are on a 100% project basis unless otherwise stated. Sandstorm has a 30% interest in the Hod Maden project.

FEASIBILITY STUDY HIGHLIGHTS

- Pre-tax net present value ("NPV") (5% discount rate) of $1.3 billion and an internal rate of return ("IRR") of 41%
- Post-tax NPV (5% discount rate) of $1.05 billion and an IRR of 36%
- Estimated all-in sustaining costs ("AISC") of $334 per ounce on a by-product basis[1] and $595 per ounce on a co-product basis[1]
- Upfront capital cost of $309 million
- Proven and Probable Mineral Reserves of 2.45 million ounces of gold and 287 million pounds of copper
- 13-year mine life with annual mill design capacity of 800,000 tonnes

- Annual average production of approximately 195,000 gold equivalent ("AuEq") ounces
- Average head grade of 11.1 grams per tonne ("g/t") AuEq

"The release of the Hod Maden Feasibility Study is a major turning point for not only the project, but for Sandstorm as well," commented Nolan Watson, President and CEO of the Company. "When we purchased the stake in Hod Maden back in 2017, we knew that it would be a major growth catalyst for Sandstorm, and the positive results of this study spell out just how transformational it will be once in production. Along with the granting of the Environmental Impact Assessment that was previously announced, the Feasibility Study launches Hod Maden into the next stage of development. As a management team we're excited to see this incredibly robust project make a big leap towards production."

KEY PARAMETERS & PROJECT ECONOMICS SUMMARY

Mill Design Capacity	800,000 tonnes per annum
Mine Life	13 years
Average Annual Production	Gold: 156,000 ounces Copper: 19.6 million pounds
Total Production	Gold: 2,027,000 ounces Copper: 255 million pounds
Average Recovery Rate	Gold: 85% Copper: 93%
Average Head Grade	Gold: 8.8 g/t Copper: 1.5%
All-in Sustaining Cost[1]	By-product[1]: $334/oz Au Co-product[1]: $595/oz Au
Upfront Capital	$309 million
Base Case Commodity Prices	$1,599/oz Au $3.19/lb Cu
NPV (5% discount rate)	Pre-tax: $1.3 billion Post-tax: $1.05 billion
IRR	Pre-tax: 41% Post-tax: 36%
Payback Period (from start of production)	Post-tax: 2.0 years

Mining & Processing

The FS contemplates Hod Maden as an underground mine divided into two distinct mining zones with a modified drift and fill ("DAF") technique applied to the upper mine area and a long hole stoping ("LHS") technique applied to the lower mine area. The bulk of the mineralization is located in the lower mine area, which will be accessed through a single portal north of the deposit. The upper mine will be accessed through two shallow shafts located north and south of the mineralization. The mine capacity is 800,000 tonnes per annum with a total of 8.7 million tonnes of ore produced during the 13-year mine life.

The ore to be processed is classified into two main categories: regular ore and a pyrite ore with a flowsheet reconfiguration when processing pyrite ore to maximize gold recovery. Ore processing contemplates a single stage crush, milling, a bulk flotation concentrate, regrind through a secondary milling and a secondary flotation, ultimately producing a saleable copper concentrate and a saleable pyrite concentrate. The concentrates will be transported to a port located on the Black Sea in Turkey for shipment to smelting facilities.

Infrastructure & Capital Costs

The majority of the proposed project infrastructure, including the process plant, paste plant, water treatment facility, transformer station and mining offices, will be located in the Maden Valley near the deposit. The tailings facility, mining waste dump, and quarry will be located to the north in the Salicor Valley. A tunnel will be constructed to connect the Maden Valley to the Salicor Valley. Grid power is available on site and some workforce can be based out of Artvin city nearby.

The upfront capital cost estimate of $309 million includes a contingency of $31 million.

	US$ MILLION
Mining Predevelopment Costs	$63
Mining Surface Infrastructure	2
Other Site Infrastructure	78
Process Plant Infrastructure	56
EPCM Fees, Indirect Costs & Construction Facilities	37
Owners' Costs	42
Project Contingency	31
Total Upfront Capital Expenditure	**$309**

Economics

The post-tax NPV of $1.05 billion, using a 5% discount rate, has an IRR of 36% and payback period of 2 years. The AISC[1] for gold with copper as a by-product credit is $334 per ounce.

	BY-PRODUCT BASIS US$/OZ
Mining Operating Cost	$230
Processing Operating Cost	104
TC/RCs (net of credits & penalties) & Transport Costs	95
G&A Operating Cost & Other	55
Revenue from Sales of Payable Copper	(401)
C1 Cost[1]	**$84**
Royalties	172
Sustaining Capital Depreciation	57
Corporate Costs	13
Closure Costs	8
AISC[1]	**$334**

Timeline

With the release of the FS, the Hod Maden project moves into the next stage of development. The operator, Lidya Madencilik Sanayi ve Ticaret A.S. ("Lidya"), commenced the application process for the forestry permit after receiving the final approval of the Environmental Impact Assessment ("EIA") from the Ministry of Environment, Urbanization and Climate Change of Turkey in November 2021. Production from Hod Maden is currently expected in the second half of 2024.

MINERAL RESERVES AND RESOURCES

Mr. Simon Kusabs of AMC Consultants Pty Ltd is the Qualified Person for reporting of the Mineral Reserve estimates. The Mineral Reserve is reported in accordance with the disclosure standards of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and Canadian Institute of Mining (CIM) Definition Standards for Mineral Resources and Mineral Reserves (2014).

Reserve Classification	Tonnes (kt)	AuEq (g/t)	Au (g/t)	Cu (%)	CONTAINED METAL		
					AuEq (koz)	Au (koz)	Cu (Mlb)
Proven	1,899	19.4	16.7	1.7%	1,186	1,021	71
Probable	6,798	8.8	6.5	1.4%	1,928	1,431	216
Proven & Probable	8,696	11.1	8.8	1.5%	3,114	2,452	287

Notes

1) CIM Definitions Standards (2014) were used in the preparation of the Mineral Reserve estimates.
2) The Mineral Reserve is estimated using metal prices of US$1,300 per oz Au and US$3.00 per lb Cu.
3) Effective Date of Mineral Reserve is 31 July 2020.
4) Errors in the totals are due to rounding.
5) Mineral Reserves are reported on the basis of mined ore to be delivered to the plant as mill feed.
6) The estimation was carried out using a breakeven cut-off value of USD82/t and incremental cut-of values of USD63/t for stopes and USD40/t for development.
7) The average mining recovery and dilution factors applied were 94% and 10% respectively.
8) Process recovery and payable factors averaged 85% and 98% respectively for gold and 93% and 95% respectively for copper.
9) Probable reserve gold grade and contained metal is higher than the indicated resource grade and contained metal due to the inclusion of measured resource from the modified DAF mining area above the 783m elevation.
10) Calculation of the gold equivalent grade (AuEq) is by the following formula: AuEq = [(Au Ounces + (Cu Pounds x 3/1300)) x 31.10348]/Tonnes

Mr. Chris Arnold of AMC Consultants Pty Ltd is the Qualified Person for reporting of the Mineral Resource estimates. The Mineral Resource is reported in accordance with NI 43-101 and CIM Definition Standards for Mineral Resources and Mineral Reserves (2014). The Mineral Resource estimate, reported above an NSR cut-off of $63/tonne, is shown below.

Resource Category	Tonnes (kt)	AuEq (g/t)	Au (g/t)	Cu (%)	CONTAINED METAL		
					AuEq (koz)	Au (koz)	Cu (Mlb)
Measured	2,461	24.3	20.7	2.3%	1,920	1,634	124
Indicated	5,683	8.8	6.2	1.7%	1,608	1,133	206
Measured & Indicated	8,143	13.5	10.6	1.8%	3,530	2,768	330

Notes

1) CIM Definitions Standards (2014) were followed for Mineral Resources.
2) Mineral Resources are inclusive of Mineral Reserves.
3) Effective Date of Mineral Resource is 27 July 2019.
4) Mineral Resources are estimated at NSR cut-offs of $63/t for gold/copper zones.
5) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
6) Totals may not match due to rounding.
7) Metal prices used as input into the NSR cut-off calculation are US$1,300/oz for gold, and US$6,614/tonne for copper.
8) Calculation of the gold equivalent grade (AuEq) is by the following formula: AuEq = [(Au Ounces + (Cu Pounds x 3/1300)) x 31.10348]/Tonnes

DETAILED SCHEDULES[2]

Mill Feed

	YR1	YR2	YR3	YR4	YR5	YR6	YR7	YR8	YR9	YR10	YR11	YR12	YR13	TOTAL
Mill Feed														
Ore processed (kt)	449	560	800	800	802	800	800	787	722	720	599	480	378	**8,696**
Copper grade (%)	1.5	1.5	1.5	1.5	1.5	1.4	1.4	1.6	1.4	1.6	1.4	1.8	1.5	**1.5**
Gold grade (g/t)	12.6	13.0	8.7	7.5	6.4	5.9	5.3	7.7	8.3	9.5	9.6	13.9	13.4	**8.8**
Copper Concentrate														
Concentrate mass (kt, dmt)	26	33	47	48	47	46	44	48	41	43	34	30	21	**508**
Copper grade (%)	24	23	23	23	24	23	23	25	24	24	23	26	25	**24**
Gold grade (g/t)	158	176	108	96	81	81	70	98	118	123	137	169	182	**115**
Pyrite Concentrate														
Concentrate mass (kt, dmt)	31	23	41	35	47	32	41	41	27	39	20	54	33	**461**
Gold grade (g/t)	17	15	15	15	13	13	13	14	13	15	14	15	11	**14**
Payable Metal														
Copper (Mlb)	13	16	23	23	24	22	22	25	21	22	16	17	11	**255**
Gold (koz)	147	193	178	159	135	127	110	162	162	184	154	184	132	**2,027**

Site Cost (Life of Mine Average)

Mining	$53.71/t
Processing	$24.26/t
G&A	$11.04/t
Site subtotal	**$89.01/t**

OffSite Cost (Life of Mine Average)

	COPPER CONCENTRATE	PYRITE CONCENTRATE
Freight	$62.50/wmt	$35.50/wmt
Treatment charge	$90.00/dmt	$125.00/dmt
Copper refining	$0.09/lb	-
Gold refining	$6.50/oz	$8.00/oz

Capital Expenditures

CAPEX BREAKDOWN	INITIAL	SUSTAINING	CLOSURE	TOTAL
Year -2	$71M	-	-	**$71M**
Year -1	$151M	-	-	**$151M**
Year 0	$87M	-	-	**$87M**
Years 1-5	-	$80M	-	**$80M**
Years 6-10	-	$35M	-	**$35M**
Years 11+	-	$9M	$16M	**$25M**
Total	**$309M**	**$124M**	**$16M**	**$449M**

The Hod Maden FS was prepared in accordance with NI 43-101 by GR Engineering Services Limited (Perth, Australia), AMC Consultants Pty Ltd. (Perth, Australia), and Hacettepe Mineral Teknolojileri Ltd. Şti. (Ankara, Turkey).

Sandstorm will file or furnish, as applicable, a Technical Report prepared in accordance with NI 43-101 for the FS entitled "Hod Maden Project Feasibility Study NI 43-101 Technical Report" (the "Technical Report"). The Technical Report will be filed within 45 days on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Sandstorm's website at **www.sandstormgold.com**, in accordance with NI 43-101. Readers are encouraged to read the Technical Report in its entirety, including all qualifications, assumptions and exclusions that relate to the details summarized in this press release. The Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context.

QUALIFIED PERSONS

Mr. Simon Kusabs of AMC Consultants Pty Ltd is a Fellow (FAusIMM (Mining)) of the Australasian Institute of Mining and Metallurgy and a Qualified Person as defined by NI 43-101. He has reviewed and approved the Mineral Reserves and scientific and technical information in this press release.

Mr. Chris Arnold of AMC Consultants Pty Ltd is a Chartered Professional (FAusIMM CP (Geology)) of the Australasian Institute of Mining and Metallurgy and a Qualified Person as defined by NI 43-101. He has reviewed and approved the Mineral Resources in this press release.

Mr. Peter Allen of GR Engineering Services Ltd is a Member (MAusIMM CP) of the Australasian Institute of Mining and Metallurgy and a Qualified Person as defined by NI 43-101. He has reviewed and approved the scientific and technical information in this press release.

Dr. Zafir Ekmekçi of Hacettepe Mineral Teknolojileri Ltd. Şti. is a Registered Member (418810RM) of the Society for Mining, Metallurgy, and Exploration, Inc. and a Qualified Person as defined by NI 43-101. He has reviewed and approved the scientific and technical information in this press release.

Mr. Stan Kagiannis formerly of GR Engineering Services Ltd. is a Fellow (FAusIMM (Processing)) of the Australasian Institute of Mining and Metallurgy and a Qualified Person as defined by NI 43-101. He has reviewed and approved the Operating Cost Estimate in this press release.

DATA VERIFICATION

The Qualified Persons noted above have verified that the data disclosed have a reasonable basis, including sampling, analytical, and test data underlying the information contained in this news release. This includes geological studies, mine engineering, metallurgical results, and among other things, the life of mine plan, and capital and operating costs.

Additional supporting details regarding the information in this release, will be provided in the new technical report which will be available on SEDAR within 45 days of this release, including all qualifications, assumptions and exclusions that relate to the Feasibility Study.

Note 1

Sandstorm has included certain measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS). With respect to the Hod Maden project, these measures include (i) all-in sustaining cost ("AISC") per gold ounce on a co-product basis and AISC per gold ounce on a by-product basis, (ii) C1 costs on a by-product basis, and (iii) attributable gold equivalent ounce. As Sandstorm's operations are primarily focused on precious metals, the Company presents these measures as it believes that certain investors use this information to evaluate the Company's performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and in accounting frameworks, such as in IFRS. The presentation of these measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

1) With respect to the Hod Maden project, AISC has been calculated on a co-product basis for gold and copper. The calculation for each metal is based on adding costs specific to each metal to costs allocated to each metal on a proportionate value basis. For gold, AISC per gold ounce on a co-product basis is calculated by summing certain costs (operating costs, royalties, treatment, refining & transport costs, sustaining capital depreciation, G&A, and other costs) associated with the gold produced. The resulting figure is then divided by the payable gold ounces produced. AISC per gold ounce on a by-product basis is calculated by deducting copper revenue from the summation of certain costs (operating costs, royalties, treatment, refining & transport costs, sustaining capital depreciation, G&A, and other costs). The resulting figure is then divided by the payable gold ounces produced.
   - AISC Co-Product Basis: [(Operating Costs ($543 million) + Royalties ($296 million) + Treatment, Refining and Transport Costs ($151 million) + Sustaining Capital Depreciation ($93 million) + G&A ($77 million) + Other Costs ($46 million)] / Payable Gold Ounces (2,027,000 oz) = $595 AISC per ounce].
   - AISC By-Product Basis: [(Operating Costs ($678 million) + Royalties ($349 million) + Treatment, Refining and Transport Costs ($193 million) + Sustaining Capital Depreciation ($116 million) + G&A ($96 million) + Other Costs ($57 million) - Copper Revenue ($812m)] / Payable Gold Ounces (2,027k oz) = $334 AISC per ounce].

2) With respect to the Hod Maden project, C1 Cash Cost on a by-product basis is calculated by deducting copper revenue from the summation of certain costs (operating costs, treatment, refining & transport costs, G&A, and other costs) associated with the gold produced. The resulting figure is then divided by the payable gold ounces produced.

3) The Company's estimated royalty and other commodity stream income is converted to an attributable gold equivalent ounce basis by dividing the estimated royalty and other commodity stream income for the period by the estimated gold price per ounce for the same respective period. These attributable gold equivalent ounces when combined with the estimated gold ounces from the Company's gold streams equal total attributable gold equivalent ounces and may be subject to change.

Note 2

Numbers may not sum due to rounding.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at **www.sandstormgold.com** or email us at **info@sandstormgold.com**.

NOLAN WATSON

PRESIDENT & CEO

604 689 0234

KIM BERGEN

CAPITAL MARKETS

604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm Gold Royalties is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. The Company has acquired a portfolio of 229 royalties, of which 28 of the underlying mines are producing. Sandstorm Gold Royalties plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

The disclosure and information contained or referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the "SEC") set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC. Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replaced the historical property disclosure requirements included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. For the above reasons, information contained or referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of

SANDSTORM
GOLD ROYALTIES

Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, capital expenditures, the timing of development of the Hod Maden Project, the timing and amount of estimated future production, including the increases to production guidance, the offer and sale of Common Shares under the at-the-market equity program (the "ATM Program"), including the timing and amounts thereof, the use of any proceeds from the ATM Program, and statements with respect to the Company's proposed normal course issuer bid ("NCIB") and the number of Common Shares that may be purchased under the NCIB. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in the Company's annual report for the financial year ended December 31, 2020 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 30, 2021 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.